SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: May 4, 2007	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate May 3, 2007
CANADIAN PACIFIC SUBSIDIARY SOO LINE RAILROAD
REACHES NEGOTIATED CONTRACT SETTLEMENT
COVERING ITS LOCOMOTIVE ENGINEERS
Calgary, Alberta - - Canadian Pacific today announced it has reached a tentative contract settlement with the Brotherhood of Locomotive Engineers & Trainmen, a Division of the Rail Conference of the International Brotherhood of Teamsters (BLET).
The settlement is applicable on CP’s US subsidiary, Soo Line Railroad, and covers 440 locomotive engineers.
The Soo Line and the BLET have agreed to apply the terms of the recently negotiated BLET national settlement, along with a commitment by the Soo Line to place its locomotive engineers in the Railroad National Healthcare Plans.
The settlement was reached April 23, 2007 and will cover a five-year period, from 2005-2009. It contains 17 per cent in general wage increases over this term. It also includes increases in employee premium cost sharing as well as several other benefit cost containment features.
The ratification process is expected to be completed by mid June.

Contact:
Mark Seland
(403) 319-3566
(403) 540-7178 (cell)
mark_seland@cpr.ca